Mail Stop 4561

November 24, 2009

Paul J. Travers
President and Chief Executive Officer
Vuzix Corporation
75 Town Centre Drive
Rochester, NY 14623

**Re:	Vuzix Corporation**
	Amendment No. 4 to Registration Statement on Form S-1
	Correspondence Submitted on November 18, 2009
	File No. 333-160417

Dear Mr. Travers:

	We have reviewed the correspondence that you submitted on November 18, 2009 and have the following comments.

General

1.	Please file the subscription agreement for U.S. investors as an exhibit to your next amended registration statement.

Exhibit A

2.	Section 3.2 of the Escrow Agreement appears to require U.S. subscribers to pay for the Units in the form of wire transfer. Please clarify in the Escrow Agreement and the prospectus summary how U.S. subscribers can pay for the Units. Please indicate if they may pay by check or only through wire transfer. Please include the wire transfer instructions in the prospectus summary. Also, please disclose if U.S. subscribers will be required to pay wire transfer fees and consider your disclosure that all subscriptions will be returned without the deduction of any fees or expenses if the minimum proceeds are not achieved.

3.	Section 3.2 of the Escrow Agreement appears to require U.S. subscribers to wire their payments directly to the U.S. Escrow Account. Section 3.3, however, indicates that an Offering Agent or the Issuer can make deposits into the U.S. Escrow Account. Please clarify in the prospectus summary and the Escrow Agreement that U.S. subscribers will make their payments directly to the Escrow Account. If you propose that funds could be provided by subscribers to an Offering Agent or the Issuer, please evaluate how your proposed handling of subscription funds would conform to Rules 10b-9 and 15c2-4.

4.   Section 4 of the Escrow Agreement indicates that the determination as to whether the minimum gross proceeds of the offering have been raised shall be based on the Subscription Information submitted to the Escrow Agent. However, the Escrow Agent must make such determination based on the actual amount of funds deposited in the Escrow Accounts that have cleared the banking system, not on the Subscription Information provided by the Offering Agents or the Issuer. Please revise the prospectus summary and Escrow Agreement accordingly.

5.   Both Section 3.7 of the Escrow Agreement and the cover page of the prospectus indicate that all funds received in payments for units sold will be deposited in non-interest bearing escrow accounts. However, Section 4.1 of the Escrow Agreement states that if the minimum gross proceeds are not raised, the Escrow Agent will refund to the prospective purchasers the payments they have made and "any investment income received thereon." Please advise.

6.   Section 6.1 of the Escrow Agreement appears to permit the Escrow Agent to withhold certain amounts, including expenses, from the Escrow Accounts in connection with the termination of its obligations under the Escrow Agreement. Please explain how this provision is consistent with Rules 10b-9 and 15c2-4 and the statement on the prospectus cover page that if the minimum gross proceeds of the offering are not raised, all funds will be returned to investors without the deduction of fees.

Exhibit B

Cover Page

7.   We note the statement that the TSX Venture Exchange ("TSX-V") has conditionally approved the listing of the company's common stock and warrants. Please tell us what conditions remain to be satisfied for your common stock and warrants to be listed on the TSX-V. If there is a significant risk that these remaining conditions may not be satisfied, you should expand the risk factor on page 20 to identify the outstanding conditions and include a cross reference to the risk factor on the cover page.

8.   Please remove from the third paragraph the estimates of the U.S. dollar equivalents of the offering proceeds. You may continue to provide an estimate of the U.S. dollar equivalent of the minimum gross proceeds in the underwriting section of the prospectus, but you should identify the exchange rate used in calculating the estimate and explain that the actual U.S. dollar equivalent may vary significantly from the estimate at the time the minimum offering condition is met.

9. Please remove the last paragraph on the cover page as this information does not appear to be material to investors in a best efforts offering.

Underwriting

10. We note the statement that the warrant indenture will contain provisions designed to protect warrant holders against dilution "upon the happening of certain events." In your disclosure, please concisely describe the events that will trigger these dilution protections.

As appropriate, please amend your registration statement in response to these comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact at Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions or comments on the financial statements and related matters. For all other questions, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456. If you thereafter require further assistance, please contact the undersigned at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile (585) 238-9022
Robert F. Mechur, Esq.
Boylan, Brown, Code, Vigdor & Wilson, LLP